Filed Pursuant to Rule 433
Registration No. 333-133007
December 26, 2007

PRICING SUPPLEMENT
(To Prospectus Dated April 5, 2006 and
Prospectus Supplement Dated October 12, 2007)
HSBC USA Inc.
$125,000
Auto-Callable Notes
Terms used in this pricing supplement are described or defined in the prospectus supplement and prospectus. The notes offered will have the terms described in the prospectus supplement and prospectus. The notes are not fully principal protected, and you may lose up to 90% of your initial investment.

The reference asset identified below represents a single notes offering. The purchaser of a note will acquire a security linked to a single reference asset. Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to that reference asset or as to the suitability of an investment in the related notes. The following key terms relate to the notes offering:

Reference Asset (TICKER)	Downside Protection	Auto Redemption Barrier	Auto Redemption Amount	Issue Amount	Agent’s Discount or Commission per Note / Total (2)	Proceeds to Us per Note / Total (3)	CUSIP / ISIN	Final Valuation Date (4)
S&P 500® Index (SPX)	10%	100% of the index starting level	Year 1 (1): 110% Year 2 (1): 120% Year 3 (1): 130%	$125,000.00	2.50% / $3,125.00	97.50% / $121,875.00	4042K0 GP4 / 4042K0 GP49	December 31, 2010
(1) Auto redemption valuation dates are scheduled to be December 29, 2008 (Year 1); December 30, 2009 (Year 2); and December 31, 2010 (Year 3) but are subject to adjustment as described herein.
(2) Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission per Note / Total,” above.
(3) Proceeds to us may vary but will be no less than the amount listed in “Proceeds to Us per Note / Total,” above.
(4) The final valuation date is subject to adjustment as described herein.

•	Principal Amount:	$1,000 per note.

•	Trade Date:	December 21, 2007.

•	Pricing Date:	December 21, 2007.

•	Original Issue Date:	December 27, 2007.

•	Maturity Date:	3 business days after the final valuation date and is expected to be January 5, 2011. The maturity date is subject to further adjustment as described herein.

•	Payment at Maturity:	For each note, the cash settlement value.

•	Cash Settlement Value:
If the notes have not been redeemed early pursuant to the auto redemption feature, including auto redemption on the final valuation date, you will receive a cash payment on the maturity date as described below:

- If the index return is greater than or equal to -10.00%, you will receive an amount equal to 100% of the principal amount.

- However, if the index return is less than -10.00%, you will lose 1% of the principal amount for each percentage point that the index return is below - 10.00%. For example, if the index return is -30%, you will suffer a 20% loss and receive 80% of the principal amount.

•	Index Return:	The quotient, expressed as a percentage, of (i) the index ending level minus the index starting level divided by (ii) the index starting level. Expressed as a formula:

•	Index Level:	For any date and time during the term of the notes, the level of the reference asset as determined by the calculation agent as of such date and time.

•	Index Starting Level:	1,484.46, representing the official closing level of the reference asset as determined by the calculation agent on the pricing date.

•	Index Ending Level:	The official closing level of the reference asset as determined by the calculation agent on the final valuation date.

•	Form of notes:	Book-Entry.

•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

•	Auto Redemption Feature:
The notes will be subject to early redemption on each auto redemption payment date if the index level at the close of trading on the relevant auto redemption valuation date is greater than the auto redemption barrier. The notes will be redeemed at the auto redemption amount corresponding to the relevant auto redemption payment date in accordance with the schedule below:

Year	Auto Redemption Valuation Date	Auto Redemption Payment Date	Auto Redemption Barrier	Auto Redemption Amount
1	December 29, 2008	3 business days after the auto redemption valuation date for Year 1; expected to be January 2, 2009	100% of index starting level	110% of principal amount
2	December 30, 2009	3 business days after the auto redemption valuation date for Year 2; expected to be January 5, 2010	100% of index starting level	120% of principal amount
3	December 31, 2010	3 business days after the auto redemption valuation date for Year 3; expected to be January 5, 2011	100% of index starting level	130% of principal amount

Auto redemption valuation dates and auto redemption payment dates are subject to adjustment as described herein. For the avoidance of doubt, the last redemption valuation date shall be the final valuation date, and the notes may be redeemed for the corresponding auto redemption amount as of such date.

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PR-4 of this document and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

CALCULATION OF REGISTRATION FEE
Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Auto-Callable Notes due January 5, 2011	$125,000.00	$3.84
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

HSBC SECURITIES (USA) INC.
December 26, 2007

SUMMARY

General Terms

This pricing supplement relates to a single notes offering. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the notes offering relates only to the single reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated October 12, 2007. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PR-4 of this pricing supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

Payment at Maturity

On the maturity date, for each note, if the notes have not been redeemed early pursuant to the auto redemption feature, including auto redemption on the final valuation date, we will pay you the cash settlement value, which is an amount in cash, as described below:

•	If the index return is greater than or equal to -10.00%, you will receive an amount equal to 100% of the principal amount.

•
However, if the index return is less than -10.00%, you will lose 1% of the principal amount for each percentage point that the index return is below -10.00%. For example, if the index return is -30%, you will suffer a 20% loss and receive 80% of the principal amount.

Auto Redemption Feature

The notes will be subject to early redemption on each auto redemption payment date if the index level at the close of trading on the relevant auto redemption valuation date is greater than the auto redemption barrier. The notes will be redeemed at the auto redemption amount corresponding to the relevant auto redemption payment date in accordance with the schedule below:

Year	Auto Redemption Valuation Date	Auto Redemption Payment Date	Auto Redemption Barrier	Auto Redemption Amount
1	December 29, 2008	3 business days after the auto redemption valuation date for Year 1; expected to be January 2, 2009	100% of index starting level	110% of principal amount
2	December 30, 2009	3 business days after the auto redemption valuation date for Year 2; expected to be January 5, 2010	100% of index starting level	120% of principal amount
3	December 31, 2010	3 business days after the auto redemption valuation date for Year 3; expected to be January 5, 2011	100% of index starting level	130% of principal amount

Auto redemption valuation dates and auto redemption payment dates are subject to adjustment as described herein. For the avoidance of doubt, the last redemption valuation date shall be the final valuation date, and the notes may be redeemed for the auto redemption amount as of such date.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $5,000 for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Market Disruption Event

If the final valuation date is not a scheduled trading day with respect to the reference asset, then the final valuation date for the reference asset will be the next scheduled trading day. If a market disruption event (as defined below) exists with respect to the reference asset on the final valuation date, then the final valuation date for the reference asset will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to the reference asset on eight consecutive scheduled trading days, then that eighth scheduled trading day will be the final valuation date for the reference asset, and the calculation agent will determine the index ending level on that date. If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date for the reference asset.

Similarly, if an auto redemption valuation date is not a scheduled trading day with respect to the reference asset, then such auto redemption valuation date for the reference asset will be the next scheduled trading day. If a market disruption event (as defined below) exists with respect to the reference asset on an auto redemption valuation date, then such auto redemption valuation date for the reference asset will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to the reference asset on eight consecutive scheduled trading days, then that eighth scheduled trading day will be the relevant auto redemption valuation date for the reference asset, and the calculation agent will determine the index level to be utilized in the determination of whether or not the auto redemption barrier has been breached on that date. If an auto redemption valuation date is postponed, then the corresponding auto redemption payment date will also be postponed until the third business day following the postponed auto redemption valuation date.

“Market disruption event” means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(a) The occurrence or existence of a condition specified below at any time:

(i) Any suspension of or limitation imposed on trading by any relevant exchange or related exchange or otherwise, (A) relating to any constituent included in the reference asset or (B) in futures or options contracts relating to the reference asset on any related exchange; or

(ii) Any event (other than any event described in (b) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any constituent included in the reference asset or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the reference asset on any relevant related exchange; or

(b) The closure on any scheduled trading day of any relevant exchange relating to any constituent included in the reference asset or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

“Related exchange” means each exchange or quotation system on which futures or options contracts relating to the reference asset are traded, or any successor or temporary substitute for such exchange or quotation system (provided we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange).

“Relevant exchange” means any exchange on which constituents then included in the reference asset trade.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” for the reference asset means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each constituent then included in the reference asset.

Calculation Agent

HSBC Bank USA, National Association will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦    You believe the reference asset will appreciate moderately—meaning that you believe the reference asset will appreciate over the term of the notes, but do not believe such appreciation is likely to exceed 10% as of the first auto redemption valuation date, to exceed 20% as of the second auto redemption valuation date or to exceed 30% as of the third auto redemption valuation date.

♦    You are willing to make an investment that is exposed to 90% of the downside performance risk of the reference asset.

♦    You are willing to forego dividends paid on the stocks included in the reference asset.

♦    You do not seek current income from this investment.

♦    You are willing to hold the notes to maturity.

♦    You are willing to invest in the notes based on the fact that your maximum potential return is 10% or 20% if the notes are redeemed on the first or second auto redemption payment dates, respectively, and 30% if the notes are not redeemed on the first or second auto redemption payment dates.

The notes may not be suitable for you if:

♦    You do not believe the reference asset will appreciate over the term of the notes, or you believe the reference asset will appreciate by more than 10% as of the first auto redemption valuation date, more than 20% as of the second auto redemption valuation date or more than 30% as of the third auto redemption valuation date.

♦    You are unwilling to make an investment that is exposed to 90% of the downside performance risk of the reference asset.

♦    You seek an investment that is exposed to the full potential appreciation of the reference asset, without an auto redemption feature.

♦    You prefer to receive the dividends paid on any stocks included in the reference asset.

♦    You seek current income from this investment.

♦    You are unable or unwilling to hold the notes to maturity.

♦    You seek an investment for which there will be an active secondary market.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the constituents comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”; and

•	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Fully Principal Protected and You May Lose Up to 90% of Your Initial Investment.

The notes are not fully principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the index return is below -10.00%. In that event, you will lose 1% of the original principal amount for each percentage point that the index return is below -10.00%. Accordingly, you may lose up to 90% of your initial investment in the notes.

Your Gain on the Notes at Maturity or on an Auto Redemption Payment Date, if any, May Not Reflect the Full Performance of the Reference Asset.

Your payment per note on the maturity date or on an auto redemption payment date will not be greater than an amount equal to 130% of the principal amount. If the notes are redeemed early pursuant to the auto redemption feature on the first or second auto redemption payment dates, the redemption payment will be an amount equal to 110% or 120% of the principal amount, respectively. Therefore, you may not have the benefit of full exposure to the positive performance of the reference asset if the index return is positive but greater than 10% in Year 1, positive but greater than 20% over the course of Year 1 and Year 2, or positive but greater than 30% over the term of the notes.

The Method of Determining the Amount Payable on any Auto Redemption Payment Date does not Take into Account Changes in the Index Level between Auto Redemption Valuation Dates.

The determination of any amount payable on an auto redemption payment date will not reflect changes in the index level prior to the corresponding auto redemption valuation date. The calculation agent will determine whether or not to make an auto redemption payment on an auto redemption payment date solely based upon whether or not the closing index level as of the applicable auto redemption valuation date exceeds the index starting level. As a result, investors may not receive an auto redemption payment on an auto redemption payment date even if the index level has greatly increased at some point prior to the relevant auto redemption valuation date if the index level subsequently decreases to or below the starting index level by such auto redemption valuation date.

The Notes will not be Listed on any Securities Exchange or Quotation System.

We intend to offer to purchase the notes in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we are willing to buy the notes.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

The Notes do not Have a Trading History.

The notes do not have a trading history. As a consequence, investors should understand that no historical performance on the notes is available or may be inferred.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the publisher, sponsor or compiling authority for the reference asset (the “reference sponsor”) concerning additions, deletions and substitutions of the constituents included in the reference asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the reference asset may affect the value of the reference asset. The policies of the reference sponsor with respect to the calculation of the reference asset could also affect the level of the reference asset. The reference sponsor may discontinue or suspend calculation or dissemination of the reference asset. Any such actions could affect the value of the notes.

Please read and pay particular attention to the section “Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset” in the accompanying prospectus supplement.

Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one reasonable approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement and the prospectus addendum of December 12, 2007 for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

Certain of the entities included in the reference asset could be treated as a “real estate investment trust” (“REIT”), partnership, trust, or “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Code, in which case it is possible that the note will be subject to the “constructive ownership” rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge.

Additional Risks Associated with an Investment Linked to the S&P 500® Index.

You Must Rely on Your Own Evaluation of the Merit of An Investment Linked to the S&P 500®Index

In the ordinary course of our business, we or any of our affiliates may from time to time express views on expected movements in the S&P 500® Index or stocks included in the S&P 500® Index. These views may vary over differing time horizons and are subject to change without notice. Moreover, other professionals who deal in the equity markets may at any time have significantly different views than us or any of our affiliates. In connection with any purchase of the notes, investors should investigate the S&P 500® Index, and not rely on our views and those of any of our affiliates with respect to future price movements in the S&P 500® Index or the companies underlying the S&P 500® Index. Investors should make such investigation as they deem appropriate as to the merits of an investment in the notes linked to the S&P 500® Index.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to its index starting level. We cannot predict the index ending level of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical index starting level used in the illustrations below is not the actual index starting level of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset. With respect to the notes, the cash settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. The first three examples assume the notes are held to maturity and that the notes were not redeemed early on either one of the first two auto redemption payment dates.

Example 1: The index return is positive at the maturity of the notes.

Reference Asset
Index Starting Level	1,500.00
Index Ending Level	1,600.00
Index Return	6.67%
Auto Redemption Amount	130%
Auto Redemption Payment	$1,300.00

Here, the index return is 6.67%. Because the index return is positive and the note has not been redeemed early pursuant to the auto redemption feature on either one of the first two auto redemption payment dates, the cash settlement value equals the principal amount of the note multiplied by the auto redemption amount for the third auto redemption payment date. Therefore, each note would pay $1,300.00 on the third and final auto redemption payment date, which coincides with the maturity date.

Example 1 shows that you will receive an amount equal to 130% of your principal amount when the index ending level is greater than the index starting level and the note has not been redeemed early pursuant to the auto redemption feature on either one of the first two auto redemption payment dates.

Example 2: The index return is negative at the maturity of the notes, but is greater than or equal to -10.00%.

Reference Asset
Index Starting Level	1,500.00
Index Ending Level	1,400.00
Index Return	-6.67%
Cash Settlement Value	100%
Payment at Maturity	$1,000.00

Here, the index return is -6.67%. Because the index return is negative, but is greater than -10.00%, the cash settlement value equals the principal amount of the note. Therefore, each note would pay $1,000.00 at maturity.

Example 2 shows that you will receive an amount equal to 100% of your principal amount when the index ending level is lower than the index starting level but is not less than 90% of the index starting level.

Example 3: The index return is less than -10.00% at the maturity of the notes.

Reference Asset
Index Starting Level	1,500.00
Index Ending Level	1,200.00
Index Return	-20.00%
Cash Settlement Value	-10%
Payment at Maturity	$900.00

Here, the index return is -20.00%. Because the index return is less than -10.00%, the cash settlement value equals the principal amount of the note multiplied the difference of (i) 100% minus (ii) 1% for each percentage point that the index return is below -10.00%. Therefore, each note would pay $900.00 at maturity.

Example 3 illustrates how the cash settlement value declines 1% for each percentage point that the index return is below -10.00% when the index return is below -10.00%.

Example 4: The index level at the close of trading on the first auto redemption valuation date is greater than the index starting level.

Reference Asset
Index Starting Level	1,500.00
Index Level at the Close of Trading on the First Auto Redemption Valuation Date	1,725.00
Return on the Index as of the First Auto Redemption Valuation Date	15.00%
Auto Redemption Amount	110%
Auto Redemption Payment	$1,100.00

Here, the return on the index as of the first auto redemption valuation date is 15.00%. Because the index level at the close of trading on the first auto redemption valuation date is greater than the index starting level, the note is redeemed on the first auto redemption payment date for a cash settlement value equal to the principal amount of the note multiplied by the auto redemption amount for the first auto redemption payment date. Therefore, each note would pay $1,100.00 on the first auto redemption payment date.

Example 4 shows that you will receive an amount equal to 110% of your principal amount when the index level at the close of trading on the first auto redemption valuation date is greater than the index starting level. Example 4 also shows that when the return on the index as of the first auto redemption valuation date is greater than 10%, the return on the notes pursuant to auto redemption on the first auto redemption payment date is less than the return on the index as of the first auto redemption valuation date.

 DESCRIPTION OF THE REFERENCE ASSET

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the reference asset, or any of the securities comprising the reference asset. All disclosures contained in this pricing supplement regarding the reference asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset or any constituent included in the reference asset contained in this pricing supplement. You should make your own investigation into the reference asset.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to the S&P 500® Index (the “SPX”), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

S&P publishes the SPX.

The SPX is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of December 3, 2007, 424 companies, or 84.8% of the SPX, traded on the New York Stock Exchange and 76 companies, or 15.2% of the SPX, traded on The Nasdaq Stock Market. S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the number of companies included in each group, as of December 3, 2007, indicated in parenthesis: Consumer Discretionary (89); Consumer Staples (39); Energy (34); Financials (92); Health Care (53); Industrials (54); Information Technology (72); Materials (28); Telecommunications Services (9); and Utilities (30). Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SPX” and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

(i) the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(v) the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

• the issuance of stock dividends,

• the granting to shareholders of rights to purchase additional shares of stock,

• the purchase of shares by employees pursuant to employee benefit plans,

• consolidations and acquisitions,

• the granting to shareholders of rights to purchase other securities of the company,

• the substitution by S&P of particular component stocks in the SPX, and

• other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value X New Market Value = New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and an SPX component’s market value.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in notes generally or in the S&P 500® particularly or the ability of the S&P 500® to track general stock market performance. S&P’s only relationship to HSBC (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

STANDARD AND POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500®, OR ANY DATA INCLUDED THEREIN AND STANDARD AND POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD AND POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“STANDARD & POOR’S®”, “S&P®”, “S&P 500®”, “STANDARD & POOR'S 500”, AND “500” ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. THE FOREGOING MARKS HAVE BEEN LICENSED FOR USE BY HSBC USA INC. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND STANDARD & POOR'S MAKES NO REPRESENTATION, WARRANTY, OR CONDITION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

Historical Performance of the SPX

The following table sets forth the quarterly high and low closing levels, as well as end-of-quarter closing levels, of the SPX for each quarter in the period from January 1, 2004 through September 28, 2007 and for the period from October 1, 2007 through December 21, 2007. The closing level of the SPX on December 21, 2007 was 1,484.46. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical levels of SPX should not be taken as an indication of future performance, and no assurance can be given that the level of SPX will increase relative to the index starting level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	1,163.23	1,087.06	1,126.21
June 30, 2004	1,150.57	1,076.32	1,140.84
September 30, 2004	1,140.84	1,060.72	1,114.58
December 31, 2004	1,217.33	1,090.19	1,211.92
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 31, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 31, 2006	1,431.81	1,327.10	1,418.30
March 31, 2007	1,461.57	1,363.98	1,420.86
June 30, 2007	1,540.56	1,416.37	1,503.35
September 30, 2007	1,555.90	1,370.60	1,526.75
October 1, 2007 to December 21, 2007	1,576.09	1,406.10	1,484.46

Sensitivity Analysis for SPX - Hypothetical payment at maturity for each $250,000 principal amount of notes.

The table below illustrates the payment on the maturity date (including, where relevant, the payment of an auto redemption amount on the third auto redemption payment date, which coincides with the maturity date) on a $250,000 investment in notes for a hypothetical range of performance for the index return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

• Reference Asset:  SPX

• Principal Amount:  $250,000

• Downside Protection:  10.00%

• The notes have not been redeemed early pursuant to the auto redemption feature on either of the first two auto redemption payment dates.

Index Return	Downside Protection	Return on the Notes (%)	Payment on Maturity Date
100.00%	N/A	130.00%	$325,000
90.00%	N/A	130.00%	$325,000
80.00%	N/A	130.00%	$325,000
70.00%	N/A	130.00%	$325,000
60.00%	N/A	130.00%	$325,000
50.00%	N/A	130.00%	$325,000
40.00%	N/A	130.00%	$325,000
30.00%	N/A	130.00%	$325,000
20.00%	N/A	130.00%	$325,000
10.00%	N/A	130.00%	$325,000
5.00%	N/A	130.00%	$325,000
0.00%	N/A	0.00%	$250,000
-5.00%	10.00%	0.00%	$250,000
-10.00%	10.00%	0.00%	$250,000
-20.00%	10.00%	-10.00%	$225,000
-30.00%	10.00%	-20.00%	$200,000
-40.00%	10.00%	-30.00%	$175,000
-50.00%	10.00%	-40.00%	$150,000
-60.00%	10.00%	-50.00%	$125,000
-70.00%	10.00%	-60.00%	$100,000
-80.00%	10.00%	-70.00%	$75,000
-90.00%	10.00%	-80.00%	$50,000
-100.00%	10.00%	-90.00%	$25,000

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one reasonable approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

If one or more of the entities included in the reference asset are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge. Prospective investors in the notes should consult the offering documents for the entities included in the reference asset and their tax advisors as to the possibility that one or more of the entities included in the reference asset is treated as a REIT, a partnership or trust, or a PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, and section 1260 applies to their note.

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (such as a note that we intend (and you agree) to treat as a forward or other executory contract, or as a put and a deposit, for U.S. federal income tax purposes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital , and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the note prior to the receipt of payments under the note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the note could be subject to U.S. withholding tax in respect of a note. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult “Certain ERISA Considerations” in the prospectus supplement.

DISCONTINUANCE OR MODIFICATION OF THE REFERENCE ASSET

If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the reference asset on any day on which the reference asset is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the reference asset for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If the reference asset is discontinued or if the reference sponsor fails to publish the reference asset and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the reference asset level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the reference asset or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the reference asset or a successor index, or the value thereof, is changed in a material respect, or if the reference asset or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of the reference asset or successor index does not fairly represent the value of the reference asset or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a value comparable to the value that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the reference asset or a successor index is modified so that the value of the reference asset or successor index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust the reference asset or successor index in order to arrive at a value of the reference asset or successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the reference asset may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means, with respect to SPX, Standard & Poor’s, a division of The McGraw Hill Companies, Inc.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Summary-Payment at Maturity” on page 2 of this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated index return. If a market disruption event exists with respect to the reference asset on that scheduled trading day, then the final valuation date for the reference asset will be postponed for up to eight scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

		HSBC USA Inc. $125,000 Auto-Callable Notes December 26, 2007 PRICING SUPPLEMENT
TABLE OF CONTENTS
Pricing Supplement
Summary	PR-2
Investor Suitability	PR-4
Risk Factors	PR-4
Illustrative Examples	PR-6
Description of the Reference Asset	PR-9
Certain U.S. Federal Income Tax Considerations	PR-13
Certain ERISA Considerations	PR-13
Discontinuance or Modification of the Reference Asset	PR-13
Events of Default and Acceleration	PR-14
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59